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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3

                               (AMENDMENT NO. 2)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 SYSTEMIX, INC.

                              (Name of the Issuer)

                                 SYSTEMIX, INC.
                         NOVARTIS BIOTECH HOLDING CORP.
                                 NOVARTIS INC.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   871872-10-7
                     (CUSIP Number of Class of Securities)

          ROBERT L. THOMPSON, JR., ESQ.                              IRIS BREST, ESQ.
          NOVARTIS BIOTECH HOLDING CORP.                              SYSTEMIX, INC.
                  NOVARTIS INC.                                     3155 PORTER DRIVE
             C/O NOVARTIS CORPORATION                          PALO ALTO, CALIFORNIA 94304
           608 FIFTH AVENUE, 10TH FLOOR                               (415) 813-4119
             NEW YORK, NEW YORK 10020
                  (212) 830-2401

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

             DAVID W. HELENIAK, ESQ.                              MORRIS J. KRAMER, ESQ.
               SHEARMAN & STERLING                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
               599 LEXINGTON AVENUE                                  919 THIRD AVENUE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10022
                  (212) 848-4000                                      (212) 735-3000

    This statement is filed in connection with (check the appropriate box):

a.    / /      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    / /      The filing of a registration statement under the Securities Act of 1933.
c.    /X/      A tender offer.
d.    / /      None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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              This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Amendment") relates to the offer by Novartis Biotech Holding Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis Inc., a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc. (the "Shares"), a Delaware corporation, at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal.

ITEM 4. TERMS OF THE TRANSACTION

(a) Item 4(a) is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER -- Section 2. Acceptance for Payment and Payment for Shares" in the Offer to Purchase as follows:

              2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Notwithstanding the immediately preceding sentence and subject to applicable rules of the Commission and the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

(b) Item 4(a) is hereby amended by amending and restating in its entirety the first paragraph under "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" in the Offer to Purchase as follows:

              12. CERTAIN CONDITIONS OF THE OFFER. Purchaser shall not, without the consent of a majority of the Independent Directors, accept for payment any Shares tendered pursuant to the Offer unless at least a majority of the then issued and outstanding Shares, other than Shares owned by Parent and Purchaser, shall have been validly tendered and not withdrawn prior to the expiration of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if (i) immediately prior to the expiration of the Offer the Second Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

(c) Item 4(a) is hereby amended by amending and restating in its entirety the third paragraph under "THE TENDER OFFER -- Section 1. Terms of the Offer; Expiration Date" in the Offer to Purchase as follows:

              Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "THE TENDER OFFER -- Section 13. Certain Legal Matters and Regulatory Approval", (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" prior to the Expiration Date and (iii) to waive any condition, except for the first Minimum Condition, or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Merger Agreement provides that, without the consent of the Company, Purchaser will not (i) decrease the price per Share payable pursuant to the Offer, (ii) reduce the maximum number of Shares to be purchased in the Offer or (iii) impose conditions to the Offer in addition to those set forth in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer". In the event all conditions set forth in the Merger Agreement shall have been satisfied other than the Second Minimum Condition, purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i)
     February 14, 1997 and (ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied, after which time Purchaser shall waive the Second Minimum Condition. Purchaser acknowledges that (i) Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and
     (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "THE TENDER OFFER -- Section 12. Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 6(a) is hereby amended by amending and restating in its entirety the information under "THE TENDER OFFER -- Section 9. Financing of the Offer and the Merger" in the Offer to Purchase as follows:

              9. FINANCING OF THE OFFER AND THE MERGER. The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $83.8 million. Parent will ensure that Purchaser has sufficient funds to acquire all the outstanding Shares pursuant to the Offer and the Merger. Parent will provide such funds from its working capital or its affiliates' working capital.


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                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1997         NOVARTIS BIOTECH HOLDING CORP.


                                By          /s/  Robert L. Thompson, Jr.
                                     -----------------------------------------
                                           Name:  Robert L. Thompson, Jr.
                                              Title:   Vice President

                                NOVARTIS INC.

                                By          /s/  Robert L. Thompson, Jr.
                                     -----------------------------------------
                                           Name:  Robert L. Thompson, Jr.
                                     Title:   Attorney-in-Fact


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 11, 1997         SYSTEMIX, INC.


                                By              /s/ John J. Schwartz
                                     -----------------------------------------
                                           Name: John J. Schwartz, Ph.D.
                                        Title: President and Chief Executive
                                                      Officer